EXHIBIT 21.01

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of the Company as of December 31, 2013.

Subsidiary	Jurisdiction of Incorporation or Organization	Ownership by SWK Holdings Corporation
SWK Funding LLC	Delaware	100%
SWK Advisors LLC	Delaware	100%
SWK HP Holdings GP LLC	Delaware	100%